Exhibit 2

For Immediate Release	1 April 2016

WPP PLC (“WPP”)

Voting rights and Capital 31 March 2016

WPP confirms that its capital consists of 1,329,370,304 ordinary shares with voting rights.

WPP holds 35,718,998 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,293,651,306 shares.

The figure 1,293,651,306 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

Contact:

Feona McEwan, WPP Chris Wade, WPP	+ 44(0) 207 408 2204